

14030168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Center Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2740 Old Elm Hill Pike, Unit 201
(No. and Street)

Nashville (City) TN (State) 37214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack R. Thacker 276-669-7775
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

3/14/14

OATH OR AFFIRMATION

I, Jack R. Thacker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Center Street Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


AMY WHITE WIDENER
COMMONWEALTH
OF
VIRGINIA
NOTARY PUBLIC

Amy White Widener
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7526089
My Commission Expires
March 31, 2016



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2013


KraftCPAs
PLLC
Certified Public Accountants and Consultants

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2013

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2013

CONTENTS


KraftCPAs
PLLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Center Street Securities, Inc. (the "Company"), a wholly-owned subsidiary of Center Street Holdings, Inc. as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows, for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Center Street Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

OTHER MATTER

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 14 to 19 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KraftCPAs PLLC

Nashville, Tennessee
February 12, 2014

CENTER STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 501,534
Deposits with clearing brokers	5,000
Receivable from brokers and dealers	5,915
Commissions receivable	143,883
Receivables from representatives	8,628
Property and equipment, net	38,511
Prepaid expenses and other assets	90,343
TOTAL ASSETS	$ 793,814

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 14,101
Accrued expenses	320,024
Advances from representatives	31,403
Deferred tax liability	22,984
TOTAL LIABILITIES	388,512
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,000
Additional paid-in capital	810,929
Accumulated deficit	(413,627)
TOTAL STOCKHOLDER'S EQUITY	405,302
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 793,814

See accompanying notes to financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commissions	$ 7,264,172
Service fees	185,242
TOTAL REVENUES	7,449,414
EXPENSES	
Salaries, benefits and commissions	6,269,322
Brokerage, exchange and clearance fees	108,254
Insurance and licensing fees	142,503
Professional fees	254,858
Occupancy	95,146
Postage and delivery	29,642
Dues and subscriptions	33,643
Office supplies	17,724
Bad debts	3,456
Depreciation	7,369
Other expense	188,124
TOTAL EXPENSES	7,150,041
NET INCOME BEFORE INCOME TAXES	299,373
PROVISION FOR INCOME TAXES	139,061
NET INCOME	$ 160,312

See accompanying notes to financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 810,929	$ (548,939)	$ 269,990
Dividends	-	-	-	(25,000)	(25,000)
Net income	-	-	-	160,312	160,312
BALANCE - END OF YEAR	500	$ 8,000	$ 810,929	$ (413,627)	$ 405,302

See accompanying notes to financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES	
Net income	$ 160,312
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,369
Deferred income taxes	22,984
(Increase) decrease in operating assets:	
Receivable from brokers and dealers	5,445
Commissions receivable	38,469
Receivables from representatives	(5,833)
Prepaid expenses and other assets	(5,514)
Increase (decrease) in operating liabilities:	
Accounts payable	2,112
Accrued expenses	92,075
Advances from representatives	(7,312)
TOTAL ADJUSTMENTS	149,795
NET CASH PROVIDED BY OPERATING ACTIVITIES	310,107
INVESTING ACTIVITIES	
Purchase of property and equipment	(31,196)
NET CASH USED IN INVESTING ACTIVITIES	(31,196)
FINANCING ACTIVITIES	
Dividends paid	(25,000)
NET CASH USED IN FINANCING ACTIVITIES	(25,000)
INCREASE IN CASH	253,911
CASH - BEGINNING OF YEAR	247,623
CASH - END OF YEAR	$ 501,534

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, and real estate investment trusts.

Prior to March 2013, the Company was a wholly-owned subsidiary of Producers Equity Group, Inc. ("PEG"). In March 2013, all outstanding stock of the Company was sold to Center Street Holdings, Inc. The Company is now a wholly-owned subsidiary of Center Street Holdings, Inc.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and market development costs

Advertising and market development costs are expensed as incurred. Advertising expense for the year ended December 31, 2013 amounted to $14,471.

Deposits with clearing broker

On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission income

Commission income and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for federal income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing federal tax return and is approximately $116,000 and is included in accrued expenses on the Statement of Financial Condition. The Company is liable for state taxes.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

During the period that the Company was wholly-owned by PEG, the Company was a part of a group that files a consolidated federal income tax return. The consolidated federal income tax returns for 2010 and 2012 are open to examination. The Company files income tax returns in certain state jurisdictions. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are reported at cost, net of accumulated depreciation, and include improvements that significantly add to productive capacity or extend useful lives. Costs of maintenance and repairs are charged to expense. When depreciable assets are disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain (except trade-ins) or loss is included in operations for the period. Gains on trade-ins are applied to reduce the cost of the new acquisition. Depreciation is recorded using the straight-line method over the assets' estimated useful lives, except for leasehold improvements, which are depreciated over the shorter of their estimated useful lives or the respective lease term.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 12, 2014, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

Commissions receivable from three customers amounted to approximately $55,000 at December 31, 2013.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2013:

Furniture and equipment	$ 43,633
Leasehold improvements	4,892
	48,525
Less accumulated depreciation	(10,014)
	$ 38,511

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2013:

	Current	Deferred	Total
Federal	$ 116,077	$ 34,169	$ 150,246
State	-	(11,185)	(11,185)
	$ 116,077	$ 22,984	$ 139,061

Deferred taxes result primarily from depreciation of property and equipment, prepaid expenses, accrued expenses, and net operating loss carryforwards.

At December 31, 2013, the Company had net operating loss carryforwards totaling approximately $268,000 for state excise tax purposes. State tax loss carryforwards expire beginning in 2024.

NOTE 6 - LEASES

The Company leases certain property under operating leases expiring at various dates through September 31, 2016. The leases contain renewal options for various periods. Rent expense totaled $19,362 for the year ended December 31, 2013.

Future minimum lease payments under noncancelable operating leases as of December 31, 2013 follow:

Year ending December 31:	
2014	$ 30,550
2015	24,906
2016	19,098
	$ 74,554

NOTE 7 - RELATED PARTY TRANSACTIONS

Accounts payable to the Company's President for commissions amounted to $6,136 at December 31, 2013. In 2013, total salaries and commissions included in operating expense earned by the Company's President amounted to approximately $400,658.

The Company rents office space from Thacker Properties, LLC, which is owned by the President of the Company. Rent expense under this arrangement amounted to approximately $15,000 for the year.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had regulatory net capital of $229,727, which was $207,452 in excess of its required minimum of $22,275. The Company's percent of aggregate indebtedness to net capital ratio was 145%.

SUPPLEMENTARY INFORMATION

CENTER STREET SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2013

Net Capital		
Total stockholder's equity from the Statement of Financial Condition	$	405,302
Nonallowable assets from the Statement of Financial Condition		(175,475)
Net capital before haircuts	$	229,827
Haircuts		(100)
Net capital	$	229,727
Total aggregate indebtedness	$	334,125
Computation of basic net capital requirement		
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	22,275
Excess net capital	$	207,452
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$	196,315
Percentage of aggregate indebtedness to net capital		145.44 %

CENTER STREET SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2013

The net capital computed on page 14 and the Company's computation of net capital on its December 31, 2013 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2013

Not applicable

CENTER STREET SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST
OR FOUND TO HAVE EXISTED

DECEMBER 31, 2013

None


KraftCPAs
PLLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Center Street Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 12, 2014

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2013


KraftCPAs
PLLC

Certified Public Accountants and Consultants

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2013

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.)

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2013

CONTENTS


KraftCPAs
PLLC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Center Street Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating Center Street Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Center Street Securities, Inc.'s management is responsible for Center Street Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting, no differences.
5. Compared the amount of overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 12, 2014

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042786 FINRA DEC
CENTER STREET SECURITIES INC 14*14
2740 OLD ELM HILL PIKE STE 201
NASHVILLE TN 37214-3158

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Anna English 6156903593

2. A. General Assessment (item 2e from page 2) $ 17,703

B. Less payment made with SIPC-6 filed (exclude interest) (8960)
6/30/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8743

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8743

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8743

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Center Street Securities Inc.
(Name of Corporation, Partnership or other organization)

Anna English
(Authorized Signature)

Dated the 27 day of January, 2014.

Accounting Manager & FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,449,414
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	108,254
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (185,242 + 74,619) (Deductions in excess of $100,000 require documentation)	259,862
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	368,116
2d. SIPC Net Operating Revenues	$ 7,081,298
2e. General Assessment @ .0025	$ 17,703 (to page 1, line 2.A.)